[LETTERHEAD OF ELBIT IMAGING LTD.]

March 7, 2011

Mr. Duo Dang Division of Corporation Finance Attorney Advisor Securities and Exchange Commission 100 F Street, N.E. Washington, D.C.20549	VIA EDGAR

Re: Elbit Imaging Ltd. Registration Statement on Form F-3 File February 9, 2011 File No. 333-172122

Dear Mr. Dang:

We are writing in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 2, 2011, regarding the Registration Statement on Form F-3 (file no. 172122) of Elbit Imaging Ltd. (the “Company” or “we”), which was filed with the Commission on February 9, 2011 (the “Form F-3”).

For reference purposes, the Staff’s comment has been reproduced herein, followed by the Company’s response.

1.            Your exhibit index indicates that your statement of eligibility of trustee, listed as exhibits 25.1 and 25.2, will be filed by amendment to this registration statement or incorporated from a Form 6-K.  Please note that the statement of eligibility of trustee should be filed separately as an electronic form type "305B2" after effectiveness, not on a post-effective amendment or a Form 6-K. Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your index accordingly.

Response

As requested by the Staff, we will revise the index exhibit in the Form F-3 to indicate that any required statement of eligibility of trustee will be filed as an electronic form type "305B2" after effectiveness of the Form F-3.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6025.

Sincerely,

/s/ Doron Moshe
Chief Financial Officer